

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 26, 2019

Roger R. Hopkins
Chief Accounting Officer
National Health Investors, Inc.
222 Robert Rose Drive
Murfreesboro, Tennessee 37129

   Re: National Health Investors, Inc.
     Form 10-K for the fiscal year ended December 31, 2018
     Filed February 19, 2019
     File No. 001-10822

Dear Mr. Hopkins:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Real Estate and
        Commodities